Grupo Melo, S. A.

MELO

Apartado Postal 0816-07582
Panamá, Rep. de Panamá

Via España 2313 - Río Abajo
Teléfono 221 -0033
Fax: 224-2311
www.grupomelo.com

06017739

October 06, 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED OCT 10 2006 WASH, D.C. 185 SECTION

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Annual Update Report ended as of December 31st, 2005.
2. Audited Consolidated Financial Statements of Grupo Melo and Subsidiaries ended December 31st, 2005.
3. Quarter Update Report for the three months ended on March 31st, 2006.
4. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries ended March 31st, 2006.
5. Quarter Update Report for the three months ended on June 30th, 2006.
6. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the six months ended June 30th, 2006.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6970, 323-6978 or 323-6900.

Sincerely yours,

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

Eduardo Jaspe L.
Vicepresident of Finance and Planning

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

dlw 10/26

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on March 31, 2006

FIRM NAME: **GRUPO MELO, S.A.**

REGISTERED SECURITIES: **COMMON STOCKS**

ISSUERS TELEPHONE AND FAX NUMBER: 221-0033 FAX 224-2311

ISSUERS ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

ISSUERS EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the proprietary of the 100% of the shares issued and circulating of the operative companies.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of companies actually conformed by six corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Comercial Avicola, S.A., Bolmesa, S.A., Inmobiliaria Los Libertadores, S.A., and Inversiones Chicho, S.A.; which activitiès are diversified in several areas of trade and the industry.

Internally the Group is divided in 7 divisions: Food (has farms for reproduction and raising of chicken, a chicken slaughter house, and a plant for the processing of aggregated value products based on chicken meat), Stores, Machinery, Woods, Restaurants, Real State and Services.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At March 31, 2006 the current assets fixed in B/. 58.1 millions, which shows an increase of B/. 876 thousand or 1.5% with respect to December, 2005. This variance in the current assets is the product of the increase in the cash, that in turn was stimulated by the increases in the cash sales, for the recovery of the 3.4% of the portfolio and principally for the

reclassification of the financial debt from short term to long term. The current liabilities closed in B/. 55.2 millions, registering an increase of B/.1.2 millions or 2.3% versus December 2005. The increase indicated in the current liabilities is basically caused by the effect of the increase of the financial debt at short term for B/.5.8 millions; which was used to made the payments to the suppliers principally in the Departments of Poultry and of Machinery for a total of B/.4.5 millions.

Grupo Melo, S.A. current rate closed at March 2006 in 1.05, slightly less that at December 2005 when it was fixed at 1.06.

B. Capital Resources

The total assets at March 2006 rise to B/. 130.3 millions, which indicates an increase with respect to December 2005 of B/.2.3 millions. The increase in the assets is due to the above mentioned increase of the cash of B/. 1.3, and to the increase of the notes receivable, net, current portion of B/.1.6 millions, product of the boom of the sale of land plots of the Department of Real State.

The total liabilities amount to B/. 83.6 millions at March 2006, which represents an increase of B/.252 thousand with respect to December 2005. Within the relevant movements we have: the increase of the financial debt for B/.4.8 millions and the decrease of the debt to suppliers for B/.4.5 millions.

The relation debt /capital of Grupo Melo, S.A. for March 31, 2006 is of 1.79, which has substantially improved from 1.87 that closed in December 2005. This is due to the increase of the profits of B/. 2.0 millions generated in the period and that there was no a significant increase of the liabilities, as the flow covered the obligations of the period.

C. Results of the Operations.

At March 31, 2006 Grupo Melo, S.A. closed its sales at B/. 41.9 millions, which represents an increase of B/. 5.9 millions or 16% with reference to March of 2005. This results are product of the growth of the sales on all the departments of the Group. Principally stands out the Poultry Group that increased its sales of chicken meat and table eggs in B/. 1.0 millions or 7%, the Department of Stores that improved its volumes of sales in 17% and the Department of Machinery that obtained important growths specially in the line of Agriculture of 40% and the line of Izusu 33%.

The gross margin reached the figure of 50.5%, superior to the 47.8% obtained in March 2005. This improvement in the margin is caused by the decrease of the 3% of the sales costs versus the total sales, basically originated by the decrease of the raw material of the Poultry Group and of the Department of Woods.

The Grupo Melo, S.A. operation expenses as of March 31, 2006 are of B/. 15.8 millions, that represents an increase of B/. 1.9 millions or 14.3% versus March of 2005. This

increase was principally caused by the expenses of maintenance and repairs, caused by the preventive maintenance programs that srtasten on April of 2005 on the Plants and have continued up to this dabe; transport expenses, caused by the increment of the rise on the fuel; public services; which increased by the changes in the way of supplying of electric power some of the galleys, expenses in human resources, originated by the compromises acquired in the labor pact, and last the expenses in the sales that increased as product of the increase of the sales.

The general and administrative expenses for this third quarterly period was of $43.8 millions, that represents 37.6% of the sales or net incomes, different to September 2004 when it had a total expensed of $40.9 millions which is the equivalent to the 38.6% of the sales or net incomes. This decrease of the 1% in the expenses versus the sales or net incomes, is the result of the establishing of the policies of control of administrative and general expenses. The operative margin was fixed in 7.2%, higher than 4.1%, which was established on September 2004.

The accumulated profit before the taxes is of B/.3.5 millions, far more superior than at the same period of last year of B/.1.2 millions. The estimated tax is of B/. 1.1 millions, which produces a net profit B/.2.4 millions and a net margin of 5.8 %.

C. Analysis of Perspectives.

For the first quarterly of 2006 the Department of Machinery obtained outstanding margins compared with the same period in previous years. The line Izusu attained the position #9 at the closing of March 2006, as per the Asociacion de Distribuidores de Automoviles de Panama (Panamanian Association of Car Dealers). Likewise, Izusu kept the leadership in the sale of light trucks with a participation in the national market of 34%, great part of this is for the acceptance of the luxury pick – up D – Max. The agriculture line presents a good growth in its sales and awaits to maintain the same rhythm due to the proximity of the rainy season, which starts the sowing.

The Department of Restaurants recently inaugurated two locations Pio Pio, one in the Food Court South of the Transport Station of Albrook and the other in the City of Santiago de Veraguas, both with excellent acceptance by the customers. Proximally will be installed a new location in Arraijan, all of this as part of the strategic plan of positioning of the Franchise at national level.

At the closing of March 2006, the export sales of the Department of woods showed an important increase of 48% compared with the same quarterly of the previous year, principally impelled by the sales to United States of America. Nevertheless, our first export market still is Puerto Rico. In the other hand the local sales present slightly increases.

The sale of chicken and eggs are maintaining its place as an protein alternative more accessible to the Panamanian consumer. The sales of chicken products and eggs increased in a 7% in comparison to the same period of the last year, supported by publicity campaigns and the quality of the products, has allowed us to maintain a constant growing percentage.

The investment are guided to the increase of the production of boneless products. We continue the program of replacement and enlargement of the vehicle fleet.

In regard to the export sales of chicken meat stands out the sales to Nicaragua and Honduras. The perspectives for the second semester of 2006 is the restart of the exports to Taiwan.

The Department of Stores shows good levels of performance in the first semester of 2006. This was achieved as consequence of the increase in the volumes of sales, combined with good controls of the operative margins; which permitted to surpass the same quarterly of the previous year and have overpassed the expectancy for this period. In the month of March, started operations a new store Melo Pet & Garden in the Centro Comercial Los Andes (Los Andes Mall). This store is directed to cover the needs of the clientele of that growing part of the capital city. Equally, we are studying other malls to continue with the growth of the chain and to maintain the leadership within this category.

In this period was also approved the opening of a new construction store for the Empresa Comasa in the area of Vista Alegre – Arraijan and of a new store of the Empresa de Almacenes Agropecuarios Melo in the city of Anton, province of Cocle. This stores will open in the month of June 2006. Additionally, both corporations evaluate alternatives for the opening of new stores.

The second quarterly of this year will be of great activity in the Department of Stores as with the start of the rainy season will begin important agricultural harvest time as: rice and sugar cane crops and the maintenance and expansion of cattle pastures. Likewise, in this quarterly we await great activity in the construction industry that will impulse the sales of the corporations stores Comasa and Multilaminas.

Additionally, the Department of Stores has reinforced its human resource. For this was created a Manager in Marketing and started a program of "Executives in Training" and the training of the personnel.

For the first quarterly period of the year 2006, the Department of Real State registered an increase in the sales of 36% versus the same period of 2005, on which the international market continues to be the principal motor of the sales growth. Basically, this apogee is originated for the expectations the country has generated in the residential tourism; aspect that has enhanced the project of the camping mountain real state developments specially Altos de Maria. In order to strengthen this tendency we continue performing an intense marketing program by Internet, publicity in prestigious magazines of national and international circulation and on the Panamanian media.

For the next quarterly we loom in the distance a sustainable grow on the sales, perspectives that come from the growing visits to the projects, that have translated into an increase in the lay away of the land plots.

The corporation has begin to work a series of works directed to improve the presentation of the projects, principally in Altos de Maria. In this same project, were inaugurated the

administrative offices, a recreational park with a mall, the observatory of the Rana Dorada (Golden Frog) and a heliport. We are also building the new sales office and we have foreseen to build a commercial civic center.

II PART
FINANCIAL SUMMARY

(In thousands of dollars except the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENT	Quarterly at 31/03/06	Quarterly at 31/12/05	Quarterly at 30/09/05	Quarterly at 30/06/05
Sales or Total Incomes	42,585	162,277	116,628	75,223
Operative Margin	9,89%	5,91%	7,27%	7,23%
General and Administrative Expenses	15.847	58.514	43.803	28.475
Income or Net Loss	2.427	4.395	3.469	1.783
Shares issued and circulating*	2.323.044	2.323.044	2.323.794	2.324.314
Income or Loss per share	$1,05	$1,89	$1,49	$0,77
Depreciation and Amortization	1.206	4.903	3.560	2.393
Income or no recurrent losses	0	0	0	0

BALANCE SHEET	Quarterly at 31/03/06	Quarterly at 31/12/05	Quarterly at 30/09/05	Quarterly at 30/06/05
Current Assets	58.072	57.196	58.803	57.101
Total Assets	130.305	128.006	129.634	128.182
Current Liabilities	55.227	54.002	51.043	50.576
Long Term Debt	28.379	29.352	34.830	35.526
Preferential Stocks	0	0	0	0
Paid Capital	21,776	21,776	21,259	21,268
Retained earnings	24.872	22.836	22.472	20.786
Total Stockholders equity	46.699	44.653	43.650	41.973
FINANCIAL RATIOS				
Dividend / Share	0,17	$0,05	$0,05	$0,05
Total Debt/ Patrimony	1,79	1,87	1,97	2,05
Working Capital	2.845	3.194	7.760	6.625
Up-to-date Rate	1,05	1,06	1,15	1,13
Operative earnings / Financial Expenses	3,32	1,73	2,07	2,00

III PART
FINANCIAL STATEMENTS

Are attached to this report the Financial Statements of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF GUARANTORS OR BONDSMEN

Grupo Melo, S.A. own the 100% of the shares issued and circulating. The shares do not have guarantors so does not apply.

V PART
TO CERTIFICATE THE TRUSTEE

Two of the companies that belong to Grupo Melo, S.A. have valuables registered in the Comision Nacional de Valores (National Commission of Valuables), guaranteed by a trustee system as it is detailed further on and which certificates where surrendered to the Comision Nacional de Valores:

TRUSTEE	ISSUER	AMOUNT
Banco General, S.A. (BG Trust Inc)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Cia.de Finanzas y Servicios,S.A.)	15,000,000.00
Banistmo, S.A	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.)	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com from May 31, 2006.

Legal Authorized Representative

Eduardo Jaspe
Vicepresident

Consolidates Financial Statements

Grupo Melo, S.A.

Months ended March 31, 2006 and 2005
With Auditor Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies,
Eduardo Jaspe	Principal Director, Vicepresident of Finance and Planning, Treasurer
Virgilio Sosa	Principal Director
Felix B. Maduro	Principal Director
Manuel D. Cabarcos	Principal Director
Nicolás Ardito Barletta	Principal Director
Alfonso De La Espriella	Principal Director
Miguel De Janón	Principal Director
Juan Carlos Fábrega	Principal Director
Ricardo Sosa	Deputy
Laury Melo de Alfaro	Deputy
Federico Alvarado B.	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Arias, Fabrega & Fabrega
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Vergara, Anguizola y Asociados
Bufete Federico A. Barrios
C.F. Outsourcing Group
Guevara & Asociados, S. A.
Rivera, Bolivar y Castañedas

Banks and Financial Institutions
Banco Continental de Panamá, S. A.
Banco Atlantico (Panamá), S. A.
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
BNP Paribas
HSBC Bank
Global Bank
Banco Cuscatlán
Universal Trade and Finance
Corporación Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 31 of march of 2006 and 31 of December of 2005, the connected states consolidated of results and cash flow, for the three finished months the 31 of March 2006 and 2005 in acordance with International Financial Reporting Standars. All information including the financial statements is representation of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do the financial statements that are accompanied in accordance with the International Financial Reporting Standars.

Rafael De Gracia
CPA 573

April 30, 2006
Panama, Republic of Panama

In Thousands of Dollars

CONSOLIDATED BALANCE SHEETS
March 31, 2006 and 2005

	Notes		March *2006*		December *2005*
ASSETS					
Current Assets					
Cash	3	**B/.**	**3,742**	B/.	2,401
Notes and accounts receivable, net	4		**17,161**		17,755
Loans receivable, net	5		**7**		9
Inventories, net	6		**29,418**		29,295
Inventory of layer hens	7		**1,343**		1,467
Parcel land for sale			**3,614**		3,661
Prepaid income tax			**35**		23
Severance fund			**2,227**		2,144
Prepaid expenses			**525**		441
			58,072		57,196
Non-Current Assets					
Notes receivable, net of current portion	4		**6,263**		4,687
Deferred income tax	16		**241**		241
Investment, at equity	8		**1,852**		1,789
Raw land			**6,674**		6,335
Properties, equipment and improvements, net	9		**49,999**		50,557
Forestal investment	10		**3,523**		3,499
Other assets			**3,681**		3,703
			72,233		70,811
TOTAL ASSETS		**B/.**	**130,305**	B/.	128,007

In Thousands of Dollars

	Notes		March 2006		December 2005
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	11, 13	**B/.**	**21,861**	B/.	15,835
Negociable commercial securities	12		**5,000**		5,000
Bonds payable	13		**8,602**		8,827
Notes and accounts payable - trade			**14,080**		18,558
Reserve for seniority premium			**2,912**		2,864
Accrued expenses and other liabilities	14		**2,772**		2,918
			55,227		54,002
Non-Current Liabilities					
Interest-bearing loans and borrowings	11		**4,668**		5,292
Bond payables	13		**23,711**		24,060
			28,379		29,352
Commitments and contingencies	24				
Shareholders' Equity					
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)			**21,776**		21,776
Retained earnings			**24,872**		22,836
Deemed dividend tax			**(76)**		(76)
			46,572		44,536
Minority interest			**127**		117
Total Shareholders' Equity			**46,699**		44,653
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**130,305**	B/.	128,007

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF INCOME

Three months ended March 31, 2006 and 2005

	Notes		March *2006*		*2005*
Revenue					
Net sales		**B/.**	**41,993**	B/.	36,091
Cost of sales			**(20,786)**		(18,852)
Gross income			**21,207**		17,239
Other income	21		**464**		233
General and administrative expenses	22		**(15,847)**		(13,863)
Depreciation and amortization	9		**(1,206)**		(1,230)
Income from operating activities			**4,618**		2,379
Interest income			**128**		117
Interest and financial charges			**(1,252)**		(1,314)
Income from operating activities before income tax			**3,494**		1182
Income tax	16		**(1,051)**		(354)
Income before share on loss of associate			**2,443**		828
Share on loss of associate	8		**(16)**		-
Net income		**B/.**	**2,427**	B/.	828
Earnings per share	19	**B/.**	**1.05**	B/.	0.36

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Three months ended March 31, 2006 and 2005

	Note	*Issued Capital*	*Treasury Shares*	*Retained Earnings*	*Deemed Tax*	*Minority Interest*	*Total*
At January 1, 2005		B/. 21,391	B/. (123)	B/. 19,105	B/ (82)	B/. 90	B/. 40,381
Net income		-	-	4,363	-	32	4,395
Dividends paid	17	-	-	(102)	-	(5)	(107)
Capitalized retained Earnings		530	-	(530)	-	-	-
Repurchase of chares		-	(22)	-	-	-	(22)
Annulled shares		(145)	145	-	-	-	-
Deemed dividend tax		-	-	-	6	-	6
At December 31, 2005		B/. 21,776	B/. -	B/. 22,836	B/. (76)	B/. 117	B/. 44,653
Net income		-	-	2,427	-	10	2,437
Dividends paid		-	-	(391)	-	-	(391)
At March 31, 2006		**B/. 21,776**	**B/. -**	**B/. 24,872**	**B/. (76)**	**B/. 127**	**B/. 46,699**

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended March 31, 2006 and 2005

	Notes	March 2006	2005
Cash flows from operating activities			
Income before income tax		B/. **3,494**	B/. 1,182
Adjustments for:			
Depreciation and amortization	9	**1,206**	1,230
Provision for doubtful accounts	5	**124**	124
Reserve for seniority premiums		**177**	188
Interest paid		**1,252**	1,314
Interest earned		**(128)**	(117)
Operating results before changes in working capital		**6,125**	3,921
Notes and accounts receivable		**(1,106)**	(424)
Loans receivable		**2**	6
Inventories		**(123)**	824
Inventory of layer hens		**124**	(48)
Parcel land for sale		**(292)**	(362)
Prepaid expenses		**(84)**	(372)
Other assets		**22**	(344)
Notes and accounts payable - trade		**(4,478)**	(2,005)
Accrued expenses and other liabilities		**(1,197)**	80
Seniority premium paid		**(129)**	(210)
Cash proceeds from operations		**(1,136)**	(1,066)
Interest paid		**(1,252)**	(1,314)
Interest earned		**128**	117
Income tax paid		**(12)**	(18)
Net cash flows from operating activities		**(2,272)**	(149)
Cash flows from investing activities			
Severance fund		**(83)**	(60)
Investment, at equity	8	**(79)**	-
Purchase of properties, equipment and improvements, net of disposals	9	**(648)**	(578)
Forestal investment		**(24)**	(41)
Net cash flows used in investing activities		**(834)**	(679)

In Thousands of Dollar

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

Three months ended March 31, 2006 and 2005

		March 2006		2005
Cash flows from financing activities				
Loans and leasing obligations payments	B/.	(8,318)	B/.	(14,878)
Proceeds from new loans and leasing obligations		13,720		18,271
Redemption of bonds		(574)		(294)
Payment of negotiable commercial securities		-		(1000)
Dividends paid		(391)		(101)
Minority interest		10		14
Net cash flows from (used in) financing activities		4,447		2,012
Net (decrease) increase in cash		1,341		1,184
Cash at January 1		2,401		2,626
Cash at March 31	B/.	3,742	B/.	3,810

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Corporate Information

Grupo Melo, S. A. is the holding company of a conglomerate grouped into divisions for various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agricultural and industrial machinery, vehicles and related equipment; processing and sale of timber; sale of construction materials; fast food restaurant chain, processing of food, real estate and reforestry. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pioneer Seed Co.

At March 31, 2006 and 2005 the Group had 3,226 pemanent employees and 349 temporary employees, and 3,029 pemanent employees and 320 temporary employees, respectively.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of the Board of Directors of Grupo Melo set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a committee of members of the Board of Directors, in addition there is an Audit Committee, a Executive Compensation Committee, a Governance and Estrategy Committee and a Finance Committee.

Corporate Governance objectives, which were adopted since it's creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance appraisal criteria.
- To oversight compliance with the Group's Code of Ethics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Corporate Information (continued)

Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and evaluation of administrative and financial management performance.

Executive Committee

Executive Committee meets weekly and its decisions are ratified by Grupo's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo S. A. lists the functions of the Executive Committee as making decisions on management, objectives and policies applicable to business which cannot wait for convening the Board of Directors. However, Executive Committee decisions are subject to confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors will always act on delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000. The Finance Committee was established on the regular meeting of the Board of Directors of Grupo Melo, S. A. celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel de Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Alternate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Corporate Information (continued)

Executive Compensation Committee

José Luis García de Paredes - Principal
Jaime Sosa - Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning Committee

Arturo D. Melo S. - Principal
Arturo D. Melo K. – Principal
Ricardo Sosa- Principal
Virgilio Sosa - Principal
Jaime Sosa - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Virgilio Sosa - Principal
Eduardo Jaspe - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive in any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees charged with responsibility to analyze specific issues and present recommendations to the Board.

Audit Committee

The functions of the Audit Committee are:

- To evaluate and approve Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies composing Grupo Melo, and to submit to the Board of Directors the recommendations resulting from such studies and analyses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Corporate Information (continued)

- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze audited and non-audited financial statements of the Group's affiliates, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant.
- To verify implementation of adopted corrective measures arrising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze semi-annual business results of the Group's subsidiaries, in order to update appropriate tax planning projections and evaluate proposals from the Comptroller and Internal Auditors toward this end.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.
- In the process of discharging its responsabilities, the Committee may:
    - a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
    - b) Call before the Committee the Comptroller, the Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries, convening them with a minimum of 2 weeks prior notice and advising them of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives on the market. For such purpose the Committee will provide the Director of Human Resources a philosophical framework and adequate procedures so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance evaluation program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows to compare the Group within the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define the level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- Promote full compliance of corporate government parameters on the operations of Grupo Melo and its subsidiaries.
- To recommend amendment or expansion of Corporate Government rules to keep them updated to new requirements and new demands on the Corporative framework.
- To ensure compliance of the institutional Code of Ethics.
- To act as consultant body for the drawing up business strategic projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

1. Corporate Information (continued)

Finance Committee

The functions of the Grupo Melo's Finance Committee will be to present to the Board of Directors, observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategics to reach an optimum financial structure.
- Strategies to follow the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles of Corporate Ethics of the conglomerate known as Grupo Melo was approved on its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those we are accountable to, as well as to those with whom we do business acknowledging their rights and legitimate interests, avoiding deception and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and see to it that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and to work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withhold or falsified to anybody, least of all to the shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty not to reveal them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in affording opportunities within the Group, as well as toward groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis and are stated in Balboas (B/.). monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama law.

Basis of consolidation

The financial statements of the subsidiaries have been prepared for the same period than the Holding Company using consistent accounting policies.

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A.. Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., after the elimination of all material intercompany transactions.

Minority interest principally represents the interest Estrategia y Restaurante, S.A., which are not controlled by the Group.

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have significant effect on the amounts recognized in the financial statements.

Estimations:

Estimates particularly susceptible to significant variation are those pertaining to the allowance for uncollectible accounts, uncollectible loans for slow moving inventory and reserve for seniority premium.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies

Notes and accounts receivables

Notes and accounts receivables, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory or obsolescence

Management has an established policy for the determination of provisions for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow moving or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division

Agriculture and industrial parts	- 50% for 4 years
Agro-industrial tires	- 50% for 5 years
Truck tires	- 50% for 4 years
Car tires	- 50% for 3 years

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolescence (continued)

Following 12 months, the remaining 50% of the monthly cost is provisioned.

Stores Division

Inventory of merchandise	P1 6 – 12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of cause, a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid. The fund is restricted to the use of the Group and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related firms is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S. A., 50% ownership interest in Bulk Cargo, S. A., 16% ownership interest in Comercializadora Regional Centroamericana, Inc. and 50% ownership of Recuperación de Proteínas, S. A.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization and any impairment in value. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 40 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

Valuations are reviewed as of the date of balance sheet, to review if they are registered in excess of their recoverable value and, where carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the physical growth of the trees is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms are carried at cost, defined as the fair value of consideration to be paid in future for goods and services as received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses and the reserve for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years (and not on total accumulated losses), due to uncertainty of using this asset in future.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the leasee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability, so as to achieve a constant interest rate on the remaining balance of the liability. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

As equity is repurchased, the amount of consideration paid is recognized is deducted from equity and the shares are void.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of property of lands have passed to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

3. Cash

	March *2006*	December *2005*
Cash on hand	B/. 73	B/. 219
Current accounts	3,669	2,182
	B/. 3,742	B/. 2,401

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

4. Notes and Accounts Receivable, Net

	March *2006*	December *2005*
Notes receivable	B/. 10,420	B/. 8,513
Accounts receivables - clients	12,651	13,497
	23,071	22,010
Allowance for doubtful accounts	(837)	(715)
	22,234	21,295
Accounts receivable - other:		
Employees	111	151
Other	1,079	996
	23,424	22,442
Less: current portion	17,161	17,755
	B/. 6,263	B/. 4,687

5. Loans Receivable, Net

	March *2006*	December *2005*
Automobile financing	B/. 217	B/. 218
Personal loans	2	2
Commercial loans	24	26
	243	246
Allowance for doubtful loans	(174)	(174)
	69	72
Deferred interest	(52)	(53)
Insurance	(10)	(10)
	B/. 7	B/. 9

6. Inventories, Net

	March *2005*	*2004*
Goods and materials	B/. 17,127	B/. 16,863
Machinery and equipment	3,913	2,373
Automobiles and spare parts	1,810	4,149
Poultry, eggs and food	3,342	2,293
Tires, batteries and others	1,533	1,055
	27,725	26,733
Less allowance for slow moving or obsolete inventory	(70)	(70)
	27,655	26.663
Inventory in transit	1,763	2,632
	B/. 29,418	B/. 29,295

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

7. Inventory of Layer Hens

	March *2006*		December *2005*	
Reconciliation of book value of layer hens inventory as of January 1, 2005	B/.	1,467	B/.	558
Increase due to buy of layer hens		(124)		909
	B/.	1,343	B/.	1,467

8. Investment, at Equity

	% of Participation	*Investment at Cost* March *2006*		December *2005*	
Procesadora Moderna, S. A.	50%	B/.	1,849	B/.	1,849
Compañia Ulises, S. A.	50%		135		135
Atlantic Grain Terminal, S.A.	25%		302		211
Bulk Cargo, S. A.	50%		38		38
Recuperación de Proteínas, S. A.	50%		570		570
			2,894		2,803
Share on inicial accumulated losses			(1,126)		(1,058)
Share on loss of the year			(16)		(68)
Share on losses at end of year			(1,142)		(1,126)
			1,752		1,677
Comercializadora Regional Centroamericana, Inc.	16%		50		50
Other investments			50		62
		B/.	1,852	B/.	1,789

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

9. Properties, Equipment and Improvements, Net

		Properties		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/.	31,086	B/.	17,843	B/.	1,030	B/.	598	B/.	50,557
Additions		62		546		21		191		820
Reclassifications		-		-		-		-		-
Disposals		(73)		(203)		(189)		-		(465)
Disposals depreciation		21		182		90		-		293
Depreciation and amortization		(391)		(687)		(128)		-		(1,206)
At March 31, 2006, net of accumulated depreciation and amortization	B/.	30,705	B/.	17,681	B/.	824	B/.	789	B/.	49,999
At January 1, 2006										
At cost	B/.	47,316	B/.	57,728	B/.	5,856	B/.	598	B/.	111,498
Accumulated depreciation and amortization		(16,230)		(39,885)		(4,826)		-		(60,941)
Net carrying amount	B/.	31,086	B/.	17,843	B/.	1,030	B/.	598	B/.	50,557
At March 31, 2006										
At cost	B/.	47,515	B/.	57,941	B/.	5,457	B/.	789	B/.	111,702
Accumulated depreciation and amortization		(16,810)		(40,260)		(4,633)		-		(61,703)
Net carrying amount	B/.	30,705	B/.	17,681	B/.	824	B/.	789	B/.	49,999

Several properties guarantee credit agreements of the Group's companies (Notes 12, 13 and 15).

In Thousands of Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

10. Forestal Investment

	March *2006*	December *2005*
Reforestadora Los Miradores, S. A.	**829**	B/. 823
Reforestadora El Zapallal, S. A.	**1,650**	1.632
Profits from changes on the reasonable value less estimated costs of sales	**1,044**	1,044
	B/.3,523	B/. 3,499

The disbursements made during the 2006 period are due to the costs of treatment and maintenance of the equipment transportation and freight, cut and cleaning wich are performed in the reforestation activity. The forestal investment in Reforestadora los Miradores, S.A. is composed of species such as: teca, pino, cedro espino, laurel roble, eucalipto, terminalia in a total landscape of 280 hectares. The forestal investment in Reforestadora El Zapallal is compose of species as: cedro espino and teca in a total landscape of 597.3 hectares of wich 38.3 hectares represents access road, hunting and security areas.

At the present time the Company has recognized profits resulting from changes in the reasonable value less estimated costs of sales of the reforestation investment attributed to physical changes.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

11. Interest - Bearing Loans and Borrowings

At March 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		March *2006*		December *2005*
Short - Term						
Overdraft and bank loans	5.75 - 8.25%	2006-2007	**B/.**	**20,259**	B/.	14,073
Mortgages	5.75 - 8.25%	2006-2007		**1,171**		1,290
Capital lease agreements	7 - 8.75%	2006-2007		**431**		472
			B/.	**21,861**	B/.	15,835
Long - Term						
Mortgages	5.75 - 8.25%	2009 - 2015	**B/.**	**4,219**	B/.	4,758
Capital lease agreements	7 - 8.75%	2007 - 2010		**449**		534
			B/.	**4,668**	B/.	5,292

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, and 5701.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.31,124 according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of March 31, 2006, Grupo Melo, S. A. has used these credit lines for the amount of B/.20,259. Subsidiary companies use these collective credit facilities.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

11. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

12. Negotiable Commercial Securities

The Panama National Securities Commission authorized to float to the general public an issue of Commercial Negotiable Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000). As of March 31, 2006 and 2005, the Company had placed B/.5,000 on the Securities Market. This V.C.N. bears renewable maturity of 360 days from the date of issuance. The maturity dates are April, June, July and November, 2006, and generate an interest based in a referenced annual rate of 6 – 6.25%, payable on maturity to the holder.

This issue is backed up with the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

13. Bonds Payable

The present emissions are secured by the general credit of the issuing corporations.

The bonds have the following guarantees:

- Mortgages and antichreses on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724 y 211403, 23047, 29513, 11986, 16857, 39570, 41088, 54049, 123985, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, and others on which the Manuel E. Melo factory is located.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

13. Bonds Payable (continued)

The details of the bonds payable are as follow:

		March 2006		December 2005
Altos de Vistamares, S. A.				
Bond issuance with a face value of B/.3,000 floated serially, bearing interest payable quarterly, at an adjustable rate based on prime + 2.25% p.a., which shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/.**	**2,750**	B/.	3,000
Empresas Melo, S. A.				
Bond issuance with a face value of B/.15,000 floated serially bearing fixed interest of 8.25% p.a. payable quarterly, maturing in December 2012.	**B/.**	**11,063**	B/.	11,387
Bond issuance with a face value of B/.5,000 floated serially, bearing interest payable quarterly at 8% p.a., maturing in December 2006.		**5,000**		5,000
Bond issuance with a face value B/.1,500 floated as Serie A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.		**1,500**		1,500
Bond issuance with a face value of B/.1,500 floated as Serie B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.		**1,500**		1,500

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

13. Bonds Payable (continued)

		March *2006*		December *2005*
Empresas Melo, S. A. (continued)				
Bond issuance with a face value of B/.1,500 floated as Serie C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**B/.**	**1,500**	B/.	1,500
Bond issuance with a face value of B/.1,500 floated as Serie D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**B/.**	**1,500**	B/.	1,500
A. **Series A:** Series A bonds shall mature form December 2006. The interest rate is libor 6m + 2.5%.	**B/.**	**1,200**	B/.	1,200
B. **Series B:** Series B bonds shall mature from December 2007. The interest rate is libor 6m + 2.75%.		**1,200**		1,200
C. **Series C**: bonds shall mature from December 2008. The interest rates is libor + 6m + 2.87%		**1,200**		1,200
D. **Series D:** Series D bonds shall mature from December 2009. The interest rates is libor + 6m + 3%		**1,200**		1,200
E. **Series E:** Series E bonds shall mature from December 2010. The interest rates is libor + 6m + 3.12%		**1,200**		1,200
F. **Series F:** bonds shall mature from December 2011. The interest rates is libor + 6m + 3.25%		**1,500**		1,500
		32,313		32,887
Less: Current portion		**8,602**		8,827
Total	**B/.**	**23,711**	B/.	24,060

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

Interests paid:

Interest payments on loans, bonds, and leasing contracts totaled B/.1,252 in 2006 and B/.1,314 in 2005.

14. Accrued Expenses and Other Liabilities

	March *2006*	December *2005*
Reserve for vacations	**B/. 496**	B/. 537
Income tax and social security	**411**	428
XIII Month	**451**	67
Managers' profit sharing	**54**	419
Interest payable	**212**	196
Payroll withholdings	**17**	103
Income tax payable	**1,051**	799
Other	**88**	369
	B/. 2,780	B/. 2,918

15. Industrial Incentives

By virtue of its registration in the Official Register of the Industry and for a period of ten years, Empresas Melo, S. A. was granted to the industrial incentive for research and development of the local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. was extended until 2010.

The Company has been accorded, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories; raw materials, semi-elaborated products, containers fuel and lubricants to be used in the manufacturing of their products.

b) Exemption of income taxes on income from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss-carryforward regime for income tax. Losses suffered in any year during the Official Register period could be applied against taxable income for three years following the period in they were incurred.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

16. Tax

Major components of tax expense for the month ended March31 were:

	March			
		2006		*2005*
Current:				
Income tax	**B/.**	**(1,051)**	B/.	(354)

Deferred taxes at March 31 relates to the following:

	Calculation Basis							
		2005		*2004*		***2005***		*2004*
Seniority premium	**B/.**	**802**	B/.	802	**B/.**	**241**	B/.	241

16. Tax (continued)

The Group computed a deferred tax asset for the amount of B/.241 at March 31, 2006. These balances are mainly the result of reserves for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.802 at March 31, 2006. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution effected to the severance fund.

According to International Financial Reporting Standards No.12, must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2005.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

17. Dividends Paid

During year 2006, dividends of B/.0.17 per ordinary share (totaling B/.391) were declared and paid.

During year 2005, dividends of B/.0.05 per ordinary share (totaling B/.101) were declared and paid.

18. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is broken down further into production, animal food, marketing and added value products areas. The segment of foods – animal feed is where breeders are raised to maturity, to begin their reproductive cycle when hens will produce fertile eggs for the incubation facilities. The segment of animal feeds is specialized in the production of balanced inputs for animals, particularily for poultry. The food – marketing segment is responsible for selling and distributing live plus processed chicken, eggs and poultry based products. The segment food value added is the business unit responsible for processing and marketing food stuffs made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transport. Aditionally, it provides garage repair services for said vehicles and equipment.

The lumber segment is dedicated to manufacture of solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is charged with development of plots of land for sale in mountain projects with cooler climate.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

19. Basic Earning per Share

Basic earnings per share are calculated by dividing the years' net income, per the number of common shares or the number of shares issued and outstanding.

	March			
	2006		*2005*	
Net income pertaining to shareholders common shares for basic earnings	**B/.**	**2,427**	B/.	828
Number of common shares outstanding applicable for basic net income per share		**2,044,044**		2,314,314
Basic weighted earning per share	**B/.**	**1.05**	B/.	0.36

There were no other transactions refered to common shares since the date of the report and prior to completion of these financial statements.

20. Directors Fees

The members of the Board of Directors received global fee for B/.137 (2005 – B/.110). Of these amounts, Directors of Grupo Melo with management functions received B/.119 (2005 – B/.100) and external Directors without functions within the Group received B/.18 (2005 – B/.10).

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

21.. General and Administrative Expenses

		2006		*2005*
Salaries, commissions and premiums	**B/.**	**4,553**	B/.	4,214
Labor lease		**1,905**		1,635
Travel allowance and transportation		**396**		209
Legal and professional fees		**546**		524
Insurance Costs		**95**		98
Rent		**455**		488
Electricity, telephone and water		**1,283**		1,125
Repair and maintenance		**512**		315
Machinery repair and maintenance		**458**		311
Cleaning		**349**		293
Inventory		36		24
Packaging, bags and paper		**570**		498
Office expenses		**277**		199
Stamps and sealed paper		**35**		68
Taxes		**133**		165
Bad debts		**124**		132
Delivery, freight and transport		**522**		457
Fumigation and medical expenses		**266**		211
Advertising		**534**		453
Bank charges		**142**		122
Gas and lubricants		**814**		703
Vehicle		**89**		82
Vehicle maintenance and spare parts		**261**		232
Supply and materials		**234**		182
Breeds		**95**		66
Governmental and municipal taxes		**173**		125
Selling expense		**408**		322
Employee benefits		**211**		308
Equipment rent		**18**		7
Expenses transferable to cost		**(8)**		(7)
Miscellaneo		**361**		302
	B/.	**15,847**	B/.	13,863

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

22. Commitments and Contingencies

Capital Lease Obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments, and are as follows:

		March *2006*		December *2005*
Within one year	**B/.**	**431**	B/.	472
More than one year, but less than five years		**449**		534
	B/.	**880**	B/.	1,006

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract are obligations:

1. Effective for a ten-year period from October 1. 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate with no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with a minimum annual payment of B/.200.

23. Commitments and Contingencies (continued)

Contingencies

Civil Trials

Pavensa Overseas, S. A. sued Grupo Melo, S.A., Cultivos Técnicos de Panamá, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. for damages, including profit lost, moral, social and commercial damages, with occasion of the defects of construction in the plaintiff house located in Valle de Antón, Cocle Province. The quantity of the complaint is B/.500 This process is know in the First Superior Court since both parts appealed Sentence No.24 of 8th of July 2003 decision made by the Judge XIII of the Civil Circuit Court. By this decision the Judge jointly condemned Altos de Vistamares, S.A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. B/.19 for damages including emergent damages, labor and materials costs destined in the construction and improvements by the plaintiff and works pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

Complaints

Collection proceedings:

There are fifty three cases of collections proceedings of accounts and mortgages with possibilities of winning in the Courts whose claims are pending of admission and practice of evidence.

Criminal and Administrative Actions:

Criminal Action for felonious homicide derived from a traffic accident, against Reinaldo Vargas, in which an incident of damages was filed against Empresas Melo. S. A. for a quantity of B/.2,377. In this process a sentence for moral damages was imposed against Empresas Melo, S. A. for B/.325, but the Company filed an extraordinary appeal that was accepted by the Criminal Supreme Court and it is at this moment in the Office of the General Attorney pending for its opinion.

There are two criminal actions against Cristian Miranda and Ariel Rodriguez for felonious homicide, since both persons were driving vehicles of Empresas Melo S. A. at moment of the accident. These cases are waiting for preliminary hearing dates.

Contingencies

Complaints

Criminal and Administrative Actions:

There are three administrative traffic proceedings, all in phase of appeal in the respective Mayor's office or the Governor office for felonious homicide and personal injuries that are also related to traffic accidents involving individuals operating Empresas Melo, S. A. vehicles.

In these administrative processes and in the criminal actions, the interests of the Companies are being defended energetically. Nevertheless, in case of an unfavorable result, in these processes, the companies could be subject to complaints for damages caused in the traffic accidents that have originated these processes.

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on June 30, 2006

FIRM NAME: GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON STOCKS

ISSUERS TELEPHONE AND FAX NUMBER: 221-0033 FAX 224-2311

ISSUERS ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

ISSUERS EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the proprietary of the 100% of the shares issued and circulating of the operative companies.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of companies actually conformed by six corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Comercial Avicola, S.A., Bolmesa, S.A., Inmobiliaria Los Libertadores, S.A., and Inversiones Chicho, S.A; which activities are diversified in several areas of trade and the industry.

Internally the Group is divided in 7 divisions: Food (has farms for reproduction and raising of chicken, a chicken slaughter house, and a plant for the processing of aggregated value products based on chicken meat), Stores, Machinery, Woods, Restaurants, Real State and Services.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

By the end of the second quarterly of 2006, Grupo Melo, S.A. presents the current assets fixed in B/. 59.3 millions, which represents an increase of 4% or B/. 2.1 millions with respect to December, 2005. This variance in the current assets is the product of the increase

in the cash and originated for the recovery of the portfolio, product of a better receivable turnover, principally in the Department of Marketing. The increases in the cash sales in the Department of Stores and Food Group, also contributed to the cash increase.

The current liabilities registered B/.57.4 millions which represents an increase of 6% or B/.3.4 millions compared to December 2005. This increase was caused by an increment of the bank debt used as working capital, for he purchase of land plots in the Department of Real States and the purchase of inventory in the Department of Machinery.

Likewise is shown a considerable increase of B/. 1.5 millions of the accumulated expenses and other liabilities. This increment corresponds principally to the register of the deposits of costumers originated by buying and selling business of land plots in the Department of Real States that are been prepared for its register in the Public Registry. This situation is the product of a high demand for land plots and to the time that takes the transferring of a propriety, that is necessary for the compliance with the norm FAS 66. We expect to resolve all the proceedings for the registry of this transactions in the next months.

Other elements that caused the increase in the accumulated expenses an other liabilities were the increase in the payable income tax and the cash reserve for the payment of the eleventh month.

Grupo Melo, S.A. current rate closed at 1.03 which is less than the 1,06 figure that finished at December 2005.

B. Capital Resources

The total assets at June 2006 rise to B/. 132.8 millions, which indicates an increase with respect to December 2005 of B/.4.8 millions. Basically this increase is originated on the increase of B/. 2.1 millions in the current assets, for the increment of B/. 1.9 millions on the net receivable notes of current portion in the Department of Real States and for the increase of B/. 678 thousand in the land to be divided in land plots.

The relation debt /capital of Grupo Melo, S.A. for June 30, 2006 is of 1.82, which is less than the 1.87 that closed in December 2005,
product of the increase of the profits generated in the period. Nevertheless, this rate of 1.82 at June 2006 compared with the former quarterly, when it was in 1.79, shows a slight deterioration caused by the increment of the total liabilities as it was explained in the former section.

C. Results of the Operations.

At June 30, 2006 Grupo Melo, S.A. closed its sales at B/. 85.7 millions, which represents an increase of B/. 10.5 millions or 14% with reference to June of 2005. This growth in the sales is kept with a constant tendency in all the Departments of the Group. The departments

with more increases in sales compared to the same period of the last year are: Stores, Machinery and Poultry Group.

The costs of sales increased in B/. 4.3 millions or 11% with relation to June 2005. The gross margin reached the figure of 49.6%, superior to 47.9% registered in the former period. This is due to the decrease of the costs of the Poultry Department, originated by the efficiency in the area of production and by the decrease of the costs of sales f the Department of Stores.

The Grupo Melo, S.A. operation expenses as of June, 2006 are of B/. 33.1 millions, that represents an increase of B/. 4.6 millions or 16% versus last year, essentially caused by the increase of the title of human resources, maintenance and repairs and the expenses of the sales, that are equivalent to the 63% of the total of the increased expense.

At June 30, 2006 the profits before the accumulated tax was of B/. 5.6 millions, superior to the same quarterly of the former year in B/. 2.9 millions. The estimated tax for June 2006 is of B/. 1.3 million which produces a net profit of B/. 4.2 millions above of June 2005 that ended in B/. 1.7 millions. The net margin is 4.9% and 2.3% respectively.

C. Analysis of Perspectives.

The national economy continues with strong signs of growing for the next months, the perspectives of the constructions of the third set of locks, the residential projects "skyscrapers", the ports, the apogee of the tourism sector, are some of the factors that will inject new inversions in the Panamanian economy and are positively impacting the results of the Grupo.

For the second quarterly of 2006 the Department of Machinery maintains positives results with reference to the same period of last year, obtained a growth of 24% in its sales. The industrial – construction line obtained an approximately participation of the 11% of the national market and the agricultural line specifically the tractors a 33%. Soon, will be inaugurated a new premises in Brisas del Golf in Juan Diaz, that will permit the unification of sales, spare parts and services in a sole place. This new premise will have an exhibit and demonstration area for equipment on sale, which will achieve not only to improve the image of the Line John Deere Line, but also to improve the control of inventories, the efficiency of the operation and will offer a integral service to the customers.

The Pio Pio restaurants chain with its 41 sites in the whole country, surpassed the sales versus the former year on a 16%. The franchise continues with its strategic expansion plan. Recently inaugurated in Arraijan a new restaurant and in a short term we are building 3 new restaurants.

The Department of Woods showed and increase on its sales of 22% versus 2005. Of this increase the 34% corresponds to sales outside of the country. For the first quarterly we will be sending the first order of doors to Canada. As much as the national market, Madeca, has a participation of 65% due to the great apogee of the construction in the country. Recently

was launched a new line of avant-gardist doors called "Golden", which had an excellent reception and already have orders for next year.

The sale of chicken and eggs increased in a 2% and 3% respectively, in the second quarterly of 2006 in comparison with the same period of last year. In this second quarterly are been invested important resources in the improvement of the vehicles fleet in order to give a better service to the customers, to preserve the quality of the products and to take care of the arising demand, specifically in the areas of higher population growth and the tourism zones.

The marketing and processing areas present good expectations on sales for the next quarterly. Continues the strategic plan to strengthen the personnel actions of support in the marketing work to guarantee a greater presence of the products in all the principal areas at national level. Likewise will go on the inversions in assets, which will not only allow increase the production of raw material, but also to increase the efficiency and competitivity level, will bring important savings in the consume of energy, and will offer more security and better inventory controls.

During the second quarterly of this year the operations of the Department of Stores have grow at a 20% rhythm versus to the same quarterly of the previous year. The obtained outcome reflects a good level of performance that has been achieved as a consequence of the increase in the levels of sales of the Department of Stores principally encouraged by the sales on the cattle sector, for the increment in the volume of sales of the dry hay for the animals and increments in the offer of the products for construction. Also has influenced in the outcomes, the control of the operations, specifically the inventory program and the persevering training of the personnel. Besides, during the second quarterly was inaugurated a new store of construction Comasa in Vistas Alegre, Arraijan and one Agriculture Store in the city of Anton, which obtained excellent commentaries and good acceptance from both communities and customers that attend.

The third quarterly of this year will be of great activity in the Department of Stores due that traditionally this is the season of more activity as a consequence of the merge of the corn and rice crops. Besides, starts the season of planting the export goods that will be harvested in the dry season. Likewise, in this next quarterly will be great activity in the industry of the construction that will impel the sales of the corporations of the stores Comasa and Multilaminas. Finally, we foresee that for the rest of the year will continue a level of performance similar to the one obtained for this Department during the first halve of the present year.

Real States keeps good margins in the operations results. The sales of the international market represent the 62% and the national market the remaining 38%. We have contracted the sale of 154 land plots in this first semester of the year, which means an increment of 56% versus the same period of lat year. This growth is originated essentially by the residential tourism, that have a positive incidence in the camping mountain real states development projects, specially in Altos del Maria. We have intensified the programs of marketing within the national and international ambit in order to capture the greater amount of potential customers stimulated by the increase of the residential tourism. Likewise we

are doing a series of infrastructures directed to improve the presentation of the projects, principally in Altos del Maria and actually we are building five new houses for sale.

For the next month we await to kept the obtained growth in its sales and for that purpose has launched the project Santiago Apostol that combines an excellent climate an a beautiful landscape of both oceans that bathe the isthmus of Panama.

II PART
FINANCIAL SUMMARY

(In thousands of dollars except the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENT	Quarterly at 30/06/06	Quarterly at 31/03/05	Quarterly at 31/12/05	Quarterly at 30/09/05
Sales or Total Incomes	86,906	42,585	162,277	116,628
Operative Margin	8,09%	9,89%	5,91%	7,27%
General and Administrative Expenses	33.088	15.847	58.514	43,803
Income or Net Loss	4.167	2.427	4.395	3.469
Shares issued and circulating*	2,323.044	2.323.044	2.323.044	2.323.794
Income or Loss per share	$1,79	$1,05	$1,89	$1,49
Depreciation and Amortization	2,504	1.206	4.903	3.560
Income or no recurrent losses	0	0	0	0

BALANCE SHEET	Quarterly at 31/03/06	Quarterly at 31/12/05	Quarterly at 30/09/05	Quarterly at 30/06/05
Current Assets	59,344	58.072	57.196	58.803
Total Assets	132,793	130.305	128.006	129.634
Current Liabilities	57,457	55.227	54.002	51.043
Long Term Debt	28,265	28.379	29.352	34.830
Preferential Stocks	0	0	0	0
Paid Capital	21,776	21,776	21,776	21,259
Retained earnings	25,245	24.872	22.836	22.472
Total Stockholders equity	47,071	46.699	44.653	43.650
FINANCIAL RATIOS				
Dividend / Share	$0,76	$0,17	$0,05	$0,05
Total Debt/ Patrimony	1,82	1,79	1,87	1,97
Working Capital	1,887	2,845	3,194	7,760
Up-to-date Rate	1,03	1,05	1,06	1,15
Operative earnings / Financial Expenses	2,68	3,32	1,73	2,07

III PART
FINANCIAL STATEMENTS

Are attached to this report the Financial Statements of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF GUARANTORS OR BONDSMEN

Grupo Melo, S.A. own the 100% of the shares issued and circulating. The shares do not have guarantors so does not apply.

V PART
TO CERTIFICATE THE TRUSTEE

Two of the companies that belong to Grupo Melo, S.A. have valuables registered in the Comision Nacional de Valores (National Commission of Valuables), guaranteed by a trustee system as it is detailed further on and which certificates where surrendered to the Comision Nacional de Valores:

TRUSTEE	ISSUER	AMOUNT
Banco General, S.A. (BG Trust Inc)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Cia.de Finanzas y Servicios,S.A.)	15,000,000.00
Banistmo, S.A	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.)	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com from August 31, 2006.

Legal Authorized Representative

Eduardo Jaspe
Vicepresident

Consolidates Financial Statements

Grupo Melo, S.A.

Months ended June 30, 2006 and 2005
With Auditor Report

CONTENTS

GENERAL INFORMATION

Directors

Arturo Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies,
Eduardo Jaspe	Principal Director, Vicepresident of Finance and Planning, Treasurer
Virgilio Sosa	Principal Director
Jaime Sosa	Principal Director
Manuel D. Cabarcos	Principal Director
José L. Garcia de Paredes	Principal Director
Miguel De Janón	Principal Director
Ricardo Sosa	Deputy
Laury Melo de Alfaro	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Arias, Fabrega & Fabrega
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Vergara, Anguizola y Asociados
Bufete Federico A. Barrios
C.F. Outsourcing Group
Guevara & Asociados, S. A.
Rivera, Bolivar y Castañedas

Banks and Financial Institutions
Banco Continental de Panamá, S. A.
Banco Atlantico (Panamá), S. A.
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
BNP Paribas
HSBC Bank
Global Bank
Banco Cuscatlán
Universal Trade and Finance
Corporación Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 30 of june of 2006 and 31 of December of 2005, the connected states consolidated of results and cash flow, for the six finished months the 30 of june 2006 and 2005 in acordance with International Financial Reporting Standars. All information including the financial statements is representation of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personal of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the Internationa Financial Reporting Standars.

Rogelio A. Williams C.
CPA 2678

June 30, 2006
Panama, Republic of Panama

In Thousands of Dollars

CONSOLIDATED BALANCE SHEETS

June 30, 2006 and December 31 2005

	Notes		*2006*		*2005*
ASSETS					
Current Assets					
Cash	3	B/.	**5,064**	B/.	2,401
Notes and accounts receivable, net	4		**16,507**		17,764
Loans receivable, net	5		**29,866**		29,295
Inventories, net	6		**1,223**		1,467
Inventory of layer hens			**3,730**		3,661
Parcel land for sale			**23**		23
Severance fund			**2,297**		2,144
Prepaid expenses			**634**		441
			59,344		57,196
Non-Current Assets					
Notes receivable, net of current portion	4		**6,542**		4,687
Deferred income tax	15		**241**		241
Investment, at equity	7		**1,756**		1,789
Raw land			**7,013**		6,335
Properties, equipment and improvements, net	8		**49,950**		50,557
Forestal investment	9		**3,624**		3,499
Other assets			**4,323**		3,703
			73,449		70,811
TOTAL ASSETS		**B/.**	**132,793**	B/.	128,007

In Thousands of Dollars

	Notes		2006		2005
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	10	**B/.**	**19,358**	B/.	15,835
Negociable commercial securities	11		**5,000**		5,000
Bonds payable	12		**8,880**		8,827
Notes and accounts payable - trade			**16,781**		18,558
Reserve for seniority premium			**2,983**		2,864
Accrued expenses and other liabilities	13		**4,455**		2,918
			57,457		54,002
Non-Current Liabilities					
Interest-bearing loans and borrowings	10		**5,410**		5,292
Bond payables	12		**22,855**		24,060
			28,265		29,352
Commitments and contingencies	23				
Shareholders' Equity					
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,323,044)			**21,776**		21,776
Retained earnings			**25,245**		22,836
Deemed dividend tax			**(76)**		(76)
			46,945		44,536
Minority interest			**126**		117
Total Shareholders' Equity			**47,071**		44,653
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**132,793**	B/.	128,007

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF INCOME

Six months ended June 30, 2006 and 2005

	Notes		*2006*		*2005*
Revenue					
Net sales		B/.	**85,739**	B/.	74,763
Cost of sales			**(43,214)**		(38,918)
Gross income			**42,525**		35,845
Other income	21		**944**		209
General and administrative expenses	22		**(33,088)**		(28,475)
Depreciation and amortization	9		**(2,504)**		(2,393)
Income from operating activities			**7,877**		5,186
Interest income			**277**		234
Interest and financial charges			**(2,584)**		(2,719)
Income from operating activities before income tax			**5,570**		2,701
Income tax	16		**(1,278)**		(813)
Income before share on loss of associate			**4,292**		1,888
Share on loss of associate	8		**(125)**		(105)
Net income		B/.	**4,167**	B/.	1,783
Earnings per share	19	B/.	**1.79**	B/.	0.77

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Six months ended June 30, 2006 and 2005

	Note		*Issued Capital*		*Treasury Shares*		*Retained Earnings*		*Deemed Tax*		*Minority Interest*		*Total*
At January 1, 2005		B/.	21,391	B/.	(123)	B/.	19,105	B/	(82)	B/.	90	B/.	40,381
Net income			-		-		4,363		-		32		4.395
Dividends paid	17		-		-		(102)		-		(5)		(107)
Capital retained Earnings			530		-		(530)		-		-		-
Repurchase of shares			-		(22)		-		-		-		(22)
Annulled shares			(145)		145		-		-		-		-
Deemed dividend tax			-		-		-		6		-		6
At December 31, 2005			21,776		-		22,836		(76)		117		44.653
Net income			-		-		4,167		-		9		4.176
Dividends paid			-		-		(1,758)		-		-		(1,758)
At June 30, 2006		B/.	21,776	B/.	-	B/.	25,245	B/.	(76)	B/.	126	B/.	47,071

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2006 and 2005

	Notes	June *2006*	*2005*
Cash flows from operating activities			
Income before income tax		B/. **5,570**	B/. 2,701
Adjustments for:			
Depreciation and amortization	9	**2,504**	2,393
Provision for doubtful accounts	5	**248**	250
Reserve for seniority premiums		**334**	368
Interest paid		**2,584**	2,719
Interest earned		**(277)**	(233)
Operating results before changes in working capital		**10,963**	8,198
Notes and accounts receivable		**(846)**	645
Inventories		**(571)**	1,386
Inventory of layer hens		**244**	36
Parcel land for sale		**(747)**	(934)
Prepaid expenses		**(193)**	(313)
Other assets		**(620)**	(104)
Notes and accounts payable - trade		**(1,777)**	(4,689)
Accrued expenses and other liabilities		**259**	635
Seniority premium paid		**(215)**	(311)
Cash proceeds from operations		**6,497**	4,549
Interest paid		**(2,584)**	(2,719)
Interest earned		**277**	233
Income tax paid		**-**	(179)
Net cash flows from operating activities		**4,190**	1,884
Cash flows from investing activities			
Severance fund		**(153)**	(72)
Investment, at equity	7	**(92)**	-
Purchase of properties, equipment and improvements, net of disposals	8	**(1,897)**	(1,726)
Forestal investment		**(125)**	(112)
Net cash flows used in investing activities		(2,267)	(1,910)

In Thousands of Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

Six months ended June 30, 2006 and 2005

	June			
		2006		*2005*
Cash flows from financing activities				
Loans and leasing obligations payments	**B/.**	**(19,339)**	B/.	(31,273)
Proceeds from new loans and leasing obligations		**22,980**		35,356
Redemption of bonds		**(1,152)**		(595)
Payment of negotiable commercial securities		**-**		(3,000)
Dividends paid		**(1,758)**		(101)
Minority interest		**9**		17
Net cash flows from (used in) financing activities		**740**		404
Net (decrease) increase in cash		**2,663**		378
Cash at January 1		**2,401**		2,626
Cash at June 30	**B/.**	**5,064**	B/.	3,004

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

1. Corporate Information

Grupo Melo, S. A. is the holding company of a conglomerate grouped into divisions for various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agricultural and industrial machinery, vehicles and related equipment; processing and sale of timber; sale of construction materials; fast food restaurant chain, processing of food, real estate and reforestry. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pioneer Seed Co.

At June 30, 2006 and 2005 the Group had 3,288 pemanent employees and 311 temporary employees, and 3,042 pemanent employees and 309 temporary employees, respectively.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of the Board of Directors of Grupo Melo set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a committee of members of the Board of Directors, in addition there is an Audit Committee, a Executive Compensation Committee, a Governance and Estrategy Committee and a Finance Committee.

Corporate Governance objectives, which were adopted since it's creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance appraisal criteria.
- To oversight compliance with the Group's Code of Ethics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

1. Corporate Information (continued)

Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and evaluation of administrative and financial management performance.

Executive Committee

Executive Committee meets weekly and its decisions are ratified by Grupo's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo S. A. lists the functions of the Executive Committee as making decisions on management, objectives and policies applicable to business which cannot wait for convening the Board of Directors. However, Executive Committee decisions are subject to confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors will always act on delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000. The Finance Committee was established on the regular meeting of the Board of Directors of Grupo Melo, S. A. celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel de Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Alternate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

1. Corporate Information (continued)

Executive Compensation Committee

José Luis García de Paredes - Principal
Jaime Sosa - Principal
Laury Melo de Alfaro - Alternate

Corporate Governance and Strategic Planning Committee

Arturo D. Melo S. - Principal
Arturo D. Melo K. – Principal
Ricardo Sosa-Principal
Virgilio Sosa – Principal
Jaime Sosa - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Virgilio Sosa - Principal
Eduardo Jaspe - Principal

In the absence of Principal Members, Alternate Members are empowered to exercise voting rights. Grupo Melo employees participating as members of any committee do not receive in any fees.

Grupo Melo's Board of Directors usually constitutes special temporary committees charged with responsibility to analyze specific issues and present recommendations to the Board.

Audit Committee

The functions of the Audit Committee are:

- To evaluate and approve Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies composing Grupo Melo, and to submit to the Board of Directors the recommendations resulting from such studies and analyses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

1. Corporate Information (continued)

- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze audited and non-audited financial statements of the Group's affiliates, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant.
- To verify implementation of adopted corrective measures arrising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze semi-annual business results of the Group's subsidiaries, in order to update appropriate tax planning projections and evaluate proposals from the Comptroller and Internal Auditors toward this end.
- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.
- In the process of discharging its responsabilities, the Committee may:
  - a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  - b) Call before the Committee the Comptroller, the Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries, convening them with a minimum of 2 weeks prior notice and advising them of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives on the market. For such purpose the Committee will provide the Director of Human Resources a philosophical framework and adequate procedures so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance evaluation program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows to compare the Group within the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define the level of executives who should participate in profit – sharing pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- Promote full compliance of corporate government parameters on the operations of Grupo Melo and its subsidiaries.
- To recommend amendment or expansion of Corporate Government rules to keep them updated to new requirements and new demands on the Corporative framework.
- To ensure compliance of the institutional Code of Ethics.
- To act as consultant body for the drawing up business strategic projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

1. Corporate Information (continued)

Finance Committee

The functions of the Grupo Melo's Finance Committee will be to present to the Board of Directors, observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategics to reach an optimum financial structure.
- Strategies to follow the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles of Corporate Ethics of the conglomerate known as Grupo Melo was approved on its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those we are accountable to, as well as to those with whom we do business acknowledging their rights and legitimate interests, avoiding deception and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of their hierarchy within the Group, and see to it that there is no harassment nor discrimination, at any level of the organization.
- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and to work as a team toward best business results for the corporation.
- To inform the corporation on all matters relevant to the Group's best interests. No information should be withhold or falsified to anybody, least of all to the shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty not to reveal them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in affording opportunities within the Group, as well as toward groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis and are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama law.

Basis of consolidation

The financial statements of the subsidiaries have been prepared for the same period than the Holding Company using consistent accounting policies.

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., after the elimination of all material intercompany transactions.

Minority interest principally represents the interest in Estrategia y Restaurantes, S.A., S. A., which are not controlled by the Group.

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments. related to estimates that have significant effect on the amounts recognized in the financial statements.

Estimations:

Estimates particularly susceptible to significant variation are those pertaining to the allowance for uncollectible accounts, uncollectible loans for slow moving inventory and reserve for seniority premium.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies

Notes and accounts receivables

Notes and accounts receivables, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory or obsolescence

Management has an established policy for the determination of provisions for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow moving or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division

Agriculture and industrial parts	- 50% for 4 years
Agro-industrial tires	- 50% for 5 years
Truck tires	- 50% for 4 years
Car tires	- 50% for 3 years

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolescence (continued)

Following 12 months, the remaining 50% of the monthly cost is provisioned.

Stores Division

Inventory of merchandise	P1 6 –12 months with no sales P2 12 – 24 months with no sales P3 24 or more months with no sales 10% - 25 months 15% - 26 to 36 months 20% - 37 to 48 months 55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of cause, a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid. The fund is restricted to the use of the Group and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheet at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related firms is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S. A., 50% ownership interest in Bulk Cargo, S. A and 50% ownership of Recuperación de Proteínas, S. A.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization and any impairment in value. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

Valuations are reviewed as of the date of balance sheet, to review if they are registered in excess of their recoverable value and, where carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the physical growth of the trees is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms are carried at cost, defined as the fair value of consideration to be paid in future for goods and services as received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses and the reserve for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years (and not on total accumulated losses), due to uncertainty of using this asset in future.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the leasee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability, so as to achieve a constant interest rate on the remaining balance of the liability. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

As equity is repurchased, the amount of consideration paid is recognized is deducted from equity and the shares are void.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of property of lands have passed to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

3. Cash

		2006		*2005*
Cash on hand	**B/.**	**251**	B/.	219
Current accounts		**4,813**		2,182
	B/.	**5,064**	B/.	2,401

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

4. Notes and Accounts Receivable, Net

		2006		*2005*
Notes receivable	**B/.**	**10,526**	B/.	8,513
Accounts receivables - clients		**12,120**		13,497
		22,646		22,010
Allowance for doubtful accounts		**(874)**		(715)
		21,772		21,295
Accounts receivable - other:				
Employees		**160**		151
Other		**1,117**		1,005
		23,049		22,451
Less: current portion		**16,507**		17,764
	B/.	**6,542**	B/.	4,687

5.Inventories, Net

		2006		*2005*
Goods and materials	**B/.**	**15,698**	B/.	15,869
Machinery and equipment		**2,599**		2,373
Automobiles and spare parts		**2,414**		4,149
Poultry, eggs and food		**4,112**		3,287
Tires, batteries and others		**1,587**		1,055
		26,410		26,733
Less allowance for slow moving or obsolete inventory		**(70)**		(70)
		26,340		26,663
Inventory in transit		**3,526**		2,632
	B/.	**29,866**	B/.	29,295

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

6. Inventory of Layer Hens

	2006	*2005*
Reconciliation of book value of layer hens inventory as of January 1, 2005	B/. 1,467	B/. 558
Increase due to buy of layer hens	(244)	909
	B/. 1,223	B/. 1,467

7. Investment, at Equity

	% of Participation	*Investment at Cost* 2006	2005
Procesadora Moderna, S. A.	50%	B/. 1,849	B/. 1,849
Compañia Ulises, S. A.	50%	135	135
Atlantic Grain Terminal, S.A.	25%	364	211
Bulk Cargo, S. A.	50%	38	38
Recuperación de Proteínas, S. A.	50%	570	570
		2,956	2,803
Share on inicial accumulated losses		(1,126)	(1,058)
Share on loss of the year		(124)	(68)
Share on losses at end of year		(1,250)	(1,126)
		1,706	1,677
Comercializadora Regional Centroamericana, Inc.	16%	-	50
Other investments		50	62
		B/. 1,756	B/. 1,789

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

8. Properties, Equipment and Improvements, Net

		Properties		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/.	31,086	B/.	17,843	B/.	1,030	B/.	598	B/.	50,557
Additions		390		1,165		553		148		2,256
Reclassifications		19		6		-		(25)		-
Disposals		(75)		(521)		(127)		-		(723)
Disposals depreciation		19		220		125		-		364
Depreciation and amortization		(774)		(1,390)		(340)		-		(2,504)
At June 30, 2006, net of accumulated depreciation and amortization	B/.	30,665	B/.	17,323	B/.	1,241	B/.	721	B/.	49,950
At January 1, 2006										
At cost	B/.	47,316	B/.	57,728	B/.	5,856	B/.	598	B/.	111,498
Accumulated depreciation and amortization		(16,230)		(39,885)		(4,826)		-		(60,941)
Net carrying amount	B/.	31,086	B/.	17,843	B/.	1,030	B/.	598	B/.	50,557
At June 30, 2005										
At cost	B/.	47,408	B/.	57,950	B/.	5,927	B/.	721	B/.	112,006
Accumulated depreciation and amortization		(16,743)		(40,627)		(4,686)		-		(62,056)
Net carrying amount	B/.	30,665	B/.	17,323	B/.	1,241	B/.	721	B/.	49,950

Several properties guarantee credit agreements of the Group's companies (Notes 12, 13 and 15).

In Thousands of Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

9. Forestal Investment

	2006	2005
Reforestadores Los Miradores, S. A.	B/. 834	B/. 823
Reforestadora El Zapallal, S. A.	1,746	1,632
Profits from changes on the reasonable value less estimated costs of sales	1,044	1,044
	B/. 3,624	B/. 3,499

Disbursements made during 2006 are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. involves species such as: teak, pine, *cedro espino*, laurel, oak, eucalyptus on a total 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: *cedro espino* and teak on a total 597.3 hectares, of which 38.3 hectares are in access roads and security areas.

The Company has currently recognized profits resulting from changes in reasonable value of the forestal investment attributed to physical changes. The increased gain of B/.1,153, less the loss of B/.109, generate a profit of B/.1,044.

The reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 that regulates Law No.24 from November, 1992.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

10. Interest - Bearing Loans and Borrowings

At June 30, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		*2006*		*2005*
Short - Term						
Overdraft and bank loans	5.75 - 8.25%	2006-2007	**B/.**	**17,341**	B/.	14,073
Mortgages	5.75 - 8.25%	2006-2007		**1,353**		1,290
Capital lease agreements	7 - 8.75%	2006-2007		**664**		472
			B/.	**19,358**	B/.	15,835
Long - Term						
Mortgages	5.75 - 8.25%	2009 - 2015	**B/.**	**4,531**	B/.	4,758
Capital lease agreements	7 - 8.75%	2007 - 2009		**879**		534
			B/.	**5,410**	B/.	5,292

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, and 5701.
- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.31,124according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of June 30, 2006, Grupo Melo, S. A. has used these credit lines for the amount of B/.17,341. Subsidiary companies use these collective credit facilities.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

10. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

11. Negotiable Commercial Securities

The Panama National Securities Commission authorized to float to the general public an issue of Commercial Negotiable Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000). As of June 30, 2006 and 2005, the Company had placed B/.5,000, respectively on the Securities Market. This V.C.N. bears renewable maturity of 360 days from the date of issuance. The maturity dates are July and November, 2006, and generate an interest based in a referenced annual rate of 6 – 6.25%, payable on maturity to the holder.

This issue is backed up with the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

12. Bonds Payable

The present emissions are secured by the general credit of the issuing corporations.

The bonds have the following guarantees:

- Mortgages and antichreses on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724 y 211403, 23047, 29513, 11986, 39570, 41088, 54049, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, and others on which the Manuel E. Melo factory is located.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

12. Bonds Payable (continued)

The details of the bonds payable are as follow:

		2006		*2005*
Altos de Vistamares, S. A.				
Bond issuance with a face value of B/.3,000 floated serially, bearing interest payable quarterly, at an adjustable rate based on prime + 2.25% p.a., which shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/.**	**2,500**	B/.	3,000
Empresas Melo, S. A.				
Bond issuance with a face value of B/.15,000 floated serially bearing fixed interest of 8.25% p.a. payable quarterly, maturing in December 2012.	**B/.**	**10,735**	B/.	11,387
Bond issuance with a face value of B/.5,000 floated serially, bearing interest payable quarterly at 8% p.a., maturing in December 2006.		**5,000**		5,000
Bond issuance with a face value B/.1,500 floated as Serie A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.		**1,500**		1,500
Bond issuance with a face value of B/.1,500 floated as Serie B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.		**1,500**		1,500

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

12. Bonds Payable (continued)

Empresas Melo, S. A. (continued)	Empresas Melo, S. A. (continued) *2006*		*2005*	
Bond issuance with a face value of B/.1,500 floated as Serie C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**B/.**	**1,500**	B/.	1,500
Bond issuance with a face value of B/.1,500 floated as Serie D, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest rate be less than 7.5% nor more than 11.5%, maturing in December 2009.	**B/.**	**1,500**	B/.	1,500
Bonds by Series				
A. **Series A:** Series A bonds shall mature form December 2006. The interest rate is libor 6m + 2.5%.	**B/.**	**1,200**	B/.	1,200
B. **Series B:** Series B bonds shall mature from December 2007. The interest rate is libor 6m + 2.75%.		**1,200**		1,200
C. **Series C**: bonds shall mature from December 2008. The interest rates is libor + 6m + 2.87%		**1,200**		1,200
D. **Series D:** Series D bonds shall mature from December 2009. The interest rates is libor + 6m + 3%		**1,200**		1,200
E. **Series E:** Series E bonds shall mature from December 2010. The interest rates is libor + 6m + 3.12%		**1,200**		1,200
F. **Series F:** bonds shall mature from December 2011. The interest rates is libor + 6m + 3.25%		**1,500**		1,500
		31,735		32,887
Less: Current portion		**8,880**		8,827
Total	**B/.**	**22,855**	B/.	24,060

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

12. Bonds Payable (continued)

Interests paid:

Interest payments on loans, bonds, and leasing contracts totaled B/.2,584 in 2006 and B/.2,393 in 2005.

13. Accrued Expenses and Other Liabilities

		2006		*2005*
Reserve for vacations	**B/.**	**486**	B/.	537
Income tax and social security		**422**		428
XIII Month		**326**		67
Managers' profit sharing		**223**		419
Ahorro de Navidad		**302**		-
Interest payable		**201**		196
Payroll withholdings		**86**		103
Income tax payable		**784**		799
Deposito de efectivo de clientes		**408**		-
Dividendos por pagar accionistas		**796**		-
Other		**421**		369
	B/.	**4,455**	B/.	2,918

14. Industrial Incentives

By virtue of its registration in the Official Register of the Industry and for a period of ten years, Empresas Melo, S. A. was granted to the industrial incentive for research and development of the local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. was extended until 2010.

The Company has been accorded, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, containers fuel and lubricants to be used in the manufacturing of their products.

b) Exemption of income taxes on income from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss-carryforward regime for income tax. Losses suffered in any year during the Official Register period could be applied against taxable income for three years following the period in they were incurred.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

15. Tax

Major components of tax expense for the year ended December 31 were:

	2006	*2005*
Current:		
Income tax	**B/. (1,278)**	B/. (813)

Deferred tax assets

Deferred taxes at June 30 relates to the following:

	Calculation Basis			
	2006	*2005*	***2006***	*2005*
Seniority premium	**B/. 802**	B/. 802	**B/. 241**	B/. 241

The Group computed a deferred tax asset for the amount of B/.241 at June 30, 2006. These balances are mainly the result of reserves for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.802 at June 30, 2006. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution effected to the severance fund.

According to International Financial Reporting Standards No.12, must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future. According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2005.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

16. Dividends Paid

During year 2006, dividends of B/.0.76 per ordinary share (totaling B/.1,758) were declared and paid.

During year 2005, dividends of B/.0.05 per ordinary share (totaling B/.101) were declared and paid.

17. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is broken down further into production, animal food, marketing and added value products areas. The segment of foods – animal feed is where breeders are raised to maturity, to begin their reproductive cycle when hens will produce fertile eggs for the incubation facilities. The segment of animal feeds is specialized in the production of balanced inputs for animals, particularily for poultry. The food – marketing segment is responsible for selling and distributing live plus processed chicken, eggs and poultry based products. The segment food value added is the business unit responsible for processing and marketing food stuffs made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transport. Aditionally, it provides garage repair services for said vehicles and equipment.

The lumber segment is dedicated to manufacture of solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is charged with development of plots of land for sale in mountain projects with cooler climate.

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

18. Basic Earning per Share

Basic earnings per share are calculated by dividing the years' net income, per the number of common shares or the number of shares issued and outstanding.

	March	
	2006	*2005*
Net income pertaining to shareholders common shares for basic earnings	**B/. 4,167**	B/. 1,783
Number of common shares outstanding applicable for basic net income per share	**2,323,044**	2,323,044
Basic weighted earning per share	**B/. 1.79**	B/. 0.77

There were no other transactions refered to common shares since the date of the report and prior to completion of these financial statements.

19. Directors Fees

The members of the Board of Directors received global fee for B/.258 (2005 – B/.265). Of these amounts, Directors of Grupo Melo with management functions received B/.230 (2005 – B/.234) and external Directors without functions within the Group received B/.29 (2005 – B/.31).

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

20.. General and Administrative Expenses

		2006		*2005*
Salaries, commissions and premiums	**B/.**	**10,248**	B/.	8,463
Labor lease		**3,147**		3,257
Travel allowance and transportation		**455**		402
Legal and professional fees		**1,111**		965
Insurance Costs		**190**		201
Rent		**934**		989
Electricity, telephone and water		**2,705**		2,306
Repair and maintenance		**1,246**		707
Machinery repair and maintenance		**869**		857
Cleaning		**731**		630
Inventory		**71**		52
Packaging, bags and paper		**1,158**		1,005
Office expenses		**535**		402
Stamps and sealed paper		**80**		114
Taxes		**417**		330
Bad debts		**246**		264
Delivery, freight and transport		**1077**		959
Fumigation and medical expenses		**556**		512
Advertising		**1,003**		710
Bank charges		**264**		280
Gas and lubricants		**1,698**		1,489
Vehicle		**192**		169
Vehicle maintenance and spare parts		**553**		490
Supply and materials		**579**		406
Breeds		**181**		156
Governmental and municipal taxes		**346**		280
Selling expense		**866**		747
Employee benefits		**828**		634
Equipment rent		**57**		18
Expenses transferable to cost		**(17)**		81
Miscellaneo		**762**		600
	B/.	**33,088**	B/.	28,475

In Thousands of Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

21. Commitments and Contingencies (continued)

Capital Lease Obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments, and are as follows:

		March *2006*		December *2005*
Within one year	**B/.**	**664**	B/.	472
More than one year, but less than five years		**879**		534
	B/.	**1,543**	B/.	1,006

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract are obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate with no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with a minimum annual payment of B/.200.

23. Commitments and Contingencies (continued)

Contingencies

Civil Trials

Pavensa Overseas, S. A. sued Grupo Melo, S.A., Cultivos Técnicos de Panamá, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. for damages, including profit lost, moral, social and commercial damages, with occasion of the defects of construction in the plaintiff house located in Valle de Antón, Cocle Province. The quantity of the complaint is B/.500 This process is know in the First Superior Court since both parts appealed Sentence No.24 of 8th of July 2003 decision made by the Judge XIII of the Civil Circuit Court. By this decision the Judge jointly condemned Altos de Vistamares, S.A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. B/.19 for damages including emergent damages, labor and materials costs destined in the construction and improvements by the plaintiff and works pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2006 and 2005

Complaints

Collection proceedings:

There are fifty three cases of collections proceedings of accounts and mortgages with possibilities of winning in the Courts whose claims are pending of admission and practice of evidence.

Criminal and Administrative Actions:

Criminal Action for felonious homicide derived from a traffic accident, against Reinaldo Vargas, in which an incident of damages was filed against Empresas Melo, S. A. for a quantity of B/.2,377. In this process a sentence for moral damages was imposed against Empresas Melo, S. A. for B/.325, but the Company filed an extraordinary appeal that was accepted by the Criminal Supreme Court and it is at this moment in the Office of the General Attorney pending for its opinion.

There are two criminal actions against Cristian Miranda and Ariel Rodriguez for felonious homicide, since both persons were driving vehicles of Empresas Melo S. A. at moment of the accident. These cases are waiting for preliminary hearing dates.

Contingencies

Complaints

Criminal and Administrative Actions:

There are three administrative traffic proceedings, all in phase of appeal in the respective Mayor's office or the Governor office for felonious homicide and personal injuries that are also related to traffic accidents involving individuals operating Empresas Melo, S. A. vehicles.

In these administrative processes and in the criminal actions, the interests of the Companies are being defended energetically. Nevertheless, in case of an unfavorable result, in these processes, the companies could be subject to complaints for damages caused in the traffic accidents that have originated these processes.